MEDIA RELEASE

SHAW COMMUNICATIONS COMPLETES SALE OF
SHAW MEDIA TO CORUS ENTERTAINMENT

CALGARY, April 1, 2016 – Shaw Communications Inc. (“Shaw”) today announced it has completed the previously announced sale of its wholly-owned broadcasting subsidiary, Shaw Media Inc. (“Shaw Media”) to Corus Entertainment Inc. (“Corus”) for $2.65 billion.

Pursuant to the transaction, Shaw received approximately $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares issued at $11.21 per share, which was based on a volume weighted average trading price on the Toronto Stock Exchange at the time of announcement on January 13, 2016. As a result of the transaction, and including the impact of Corus’ prospectus and private placement financings, Shaw owns approximately 37% of Corus’ total issued equity of Class A and Class B shares.

“For the shareholders and customers of Shaw, this is a significant milestone that positions Shaw as a leading pure-play connectivity company with an attractive growth profile, while allowing Shaw to participate in the upside potential resulting from the combination of Shaw Media and Corus,” said Brad Shaw, CEO of Shaw. “Shaw will focus on delivering superior broadband communications to our consumer and business customers by investing and developing our best-in-class wireline, WiFi and, with our WIND acquisition, wireless infrastructure.

“We want to thank our friends and colleagues at Shaw Media for their contributions to Shaw’s success and wish them well in their new journey with Corus. Their work has helped us learn, expand, and create more value for all of our customers and viewers. Our equity interest in Corus reflects our commitment and confidence in the new Corus and the people of Shaw Media,” Brad Shaw added.

“We are grateful to all shareholders of Corus for their resounding support of this transformative acquisition for Corus,” said JR Shaw, Executive Chair of Shaw. “We believe their confidence in creating one of Canada’s leading integrated media and content companies is the beginning of a new chapter that will allow all shareholders to participate in what we see as a very successful future for Corus, one that will support a vibrant Canadian broadcast system.

“We would also like to recognize Shaw’s independent Special Committee for its steadfast efforts in overseeing the negotiations of this significant transaction. We want to thank committee chair Paul Pew and committee members Adrian Burns and Michael O’Brien for their diligence, judgment and insight throughout the entire process,” JR Shaw said.

Shaw has used the cash proceeds from the transaction to fully repay the bridge financing related to its acquisition of WIND. Shaw has no current intention to acquire ownership or control over additional securities of Corus (other than pursuant to Corus’ dividend reinvestment plan). It is the intention of Shaw to evaluate its investment in Corus on a continuing basis and such holdings may be decreased or increased in the future, subject to certain contractual restrictions agreed to with Corus.

About Shaw
Shaw is a leading pure-play connectivity provider. Shaw serves consumers with broadband Internet, WiFi, video, digital phone and, through WIND Mobile, wireless services. Shaw Business Network Services provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. Shaw Business Infrastructure Services provides enterprises colocation, cloud and managed services through ViaWest. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR). For more information, please visit www.shaw.ca

Investor Inquires
Shaw Communications Inc.
630-3rd Avenue S.W.
Calgary, AB, T2P 4L4
Investor Relations
Investor.relations@sjrb.ca
www.shaw.ca

Media Inquires
Shaw Communications Inc.
Chethan Lakshman, VP External Affairs
chethan.lakshman@sjrb.ca
(403) 930-8448

Shaw will file an early warning report in connection with the transaction on SEDAR at www.sedar.com. A copy of the report may be obtained by contacting Chethan Lakshman at the telephone number above.

Caution Regarding Forward-Looking Statements
Statements in this news release relating to Corus’ growth profile, upside potential and future constitute “forward-looking statements” within the meaning of applicable securities laws. These statements are based on assumptions made by Shaw that it believes are appropriate in the circumstances, including without limit, that Corus will realize significant growth prospects and opportunities for synergies and strengthen its competitive position with its acquisition of Shaw Media. There is the risk that these assumptions will not prove to be accurate and this may affect the business, operational and financial expectations for Corus and Shaw. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.